March 24, 2008 Via Edgar	Jon E. Gavenman jgavenman@vlg.com Direct (650) 233-8539 Direct Fax (650-324-6635 Main (650) 324-7000 Main Fax (650) 324-0638 43626.0013

Daniel Morris

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Macrovision Solutions Corporation

Amendment No. 1 to Form S-4 filed February 29, 2008

File No. 333-148825

Macrovision Corporation Schedule 14A dated March 23, 2007

Ladies and Gentlemen:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 20, 2008 (the “SEC Comment Letter”) regarding the above referenced Macrovision Solutions Corporation (the “Company”) Amendment No. 1 to its Registration Statement on Form S-4 (the “Amended Registration Statement”) and the Macrovision Schedule 14A dated March 23, 2007 (the “Macrovision Proxy”). Concurrently herewith, on behalf of the Company, we are filing with the Commission Amendment No. 2 to the Registration Statement (the “Second Registration Statement Amendment”).

The Second Registration Statement Amendment is being filed in response to comments received from the Staff as set forth in the SEC Comment Letter. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Also for ease of the Staff’s review, the Company’s responses are set forth in bold type below each comment.

Form S-4

General

1.	Please provide your analysis of why the exchange and ultimate deregistration of Gemstar shares is not a “going private” transaction under Rule 13e-3 of the Exchange Act of 1934. Alternatively, file a Schedule 13E and include the appropriate disclosures in your proxy statement/prospectus.

We respectfully submit that Rule 13e-3 (the “Rule”) of the Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) does not apply to the exchange and ultimate deregistration of Gemstar shares in the Gemstar Merger because the Gemstar Merger does not involve a transaction between the issuer (Gemstar) and an affiliate of the issuer and thus does not constitute a Rule 13e-3 “going private” transaction.

Daniel Morris March 24, 2008 Page 2

The Rule

As discussed by the Commission in Release 34-16075 (“Release 34-16075”), the application of the Rule will depend on whether the transaction involved is a “Rule 13e-3 transaction.” We believe that, in accordance with the interpretive guidance provided by the Commission, which guidance is summarized below in relevant part, the Gemstar Merger is not a Rule 13e-3 transaction under the Rule.

The Rule specifies that a Rule 13e-3 transaction includes a solicitation subject to Regulation 14A in connection with a merger “between an issuer .. . . and its affiliate.” The Commission reiterated this requirement in its Interpretive Release Relating to Going Private Transactions Under Rule 13e-3 (Release 34-17719 (April 13, 1981)) (“Release 34-17719”), stating that Rule 13e-3 would apply to a merger “only if an affiliate of the issuer is also party to the transaction.”

We respectfully submit that there is no affiliate of Gemstar-TV Guide International, Inc. (the issuer) party to the Gemstar Merger. As discussed further below, neither Solutions nor Galaxy Merger Sub, Inc. is an “affiliate” of Gemstar.

Gemstar Merger not a “Going Private” Transaction

The parties to the Gemstar Merger are Gemstar and Galaxy Merger Sub, Inc., a direct wholly-owned subsidiary of Solutions. Since it is the Gemstar stockholders who are being solicited under Regulation 14A in connection with the Gemstar Merger, Gemstar is the issuer for purposes of our analysis. As a result, for the Gemstar Merger to fall within the scope of the Rule, one or both of Solutions or Galaxy Merger Sub, Inc. must be an “affiliate” of Gemstar. The definition of “affiliate” for purposes of the Rule means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the issuer. Whether a person controls an issuer and has a sufficient interest in a transaction to bring it within the scope of the Rule is a matter of facts and circumstances. Gemstar does not own or control, whether directly or indirectly, is not controlled by, and is not under common control with, Solutions or Galaxy Merger Sub, Inc.

News Corporation

The Staff has separately requested our analysis as to why the Gemstar Merger is not a going-private transaction by virtue of News Corporation’s interests in the transaction.

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The negotiation of the transaction was arms-length and did not conflict with the purposes of the Rule.

The Gemstar Merger does not conflict with the purpose underlying the Commission’s adoption of the Rule. In Release 34-17719, the Commission emphasizes the unique circumstances of a going private transaction requiring the protection of the Rule, noting that a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates and, because of this the terms of the transaction may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arms-length negotiations.

News Corporation did not, at any time during the negotiations between the parties to the merger agreement, have any control over Macrovision or Solutions. Consequently, the negotiations between Macrovision and Gemstar were at all times at arms’ length. Indeed, as disclosed in the Second Registration Statement Amendment and discussed elsewhere in this response letter, News Corporation did not participate in the negotiations with respect to the merger agreement, and did not seek to influence any terms of the merger agreement through its negotiations with respect to the voting agreement.

Furthermore, News Corporation did not have any control over Macrovision or Solutions, nor did it attempt to exercise any such control, that would result in the terms of the transaction being designed to accommodate the interests of News Corporation. As described in greater detail in the “Background of the Mergers” section of the Second Registration Statement Amendment, there can be no doubt that the negotiations between Gemstar, on the one hand, and Macrovision, Solutions and Galaxy Merger Sub, Inc., on the other hand, were at arm’s length and vigorously negotiated. These negotiations resulted in a transaction in which News Corporation is treated on an equal basis with all other Gemstar stockholders, except that it has accepted restrictions on its ability to vote against the Gemstar Merger. Like all other Gemstar stockholders, News Corporation may elect to receive Solutions shares and/or cash in the Gemstar Merger, at the same exchange ratio and in the same amounts as other Gemstar stockholders. Further, the proceeds of the transaction to be paid to News Corporation are subject to the same proration limitations as all other Gemstar stockholders. Both the process and the result demonstrate the absence of any control relationship between News Corporation and Solutions that could give rise to the concerns that Rule 13e-3 was designed to address.

Daniel Morris March 24, 2008 Page 4

In sum, News Corporation was not meaningfully engaged in the negotiations for the proposed merger and did not “stand on both sides of the transaction” (Release No. 34-17719) so as to render the Gemstar Merger a Rule 13e-3 transaction.

News Corporation does not control Solutions, before or after the Mergers

Furthermore, we do not believe that Solutions is now or will be, by virtue of the shares of Solutions that News Corporation receives in the Gemstar Merger, an “affiliate” of either News Corporation or Gemstar within the meaning of the Rule. Prior to the Gemstar Merger, News Corporation is not an officer, director or stockholder of Solutions, and it has no role in the governance of Solutions. In Release No. 34-16075, the SEC pointed out that affiliates of an issuer who are in control of the issuer’s business both before and after a transaction could be deemed affiliates of the purchaser, in which case a transaction between the issuer and the purchaser would qualify as a Rule 13e-3 transaction. In this instance, although News Corporation’s shares in Gemstar are expected to be exchanged for approximately 18% of the issued and outstanding stock of Solutions following the Gemstar Merger, News Corporation will not be in a position to control Solutions in any significant way following the Gemstar Merger.

News Corporation is neither receiving, seeking nor retaining any indicia of control other than its stock ownership. Currently, four employees of News Corporation serve on the board of directors of Gemstar. While the parties have not finalized the board composition of Solutions following the Mergers, no representatives of News Corporation are under consideration or are intended to be proposed for consideration. News Corporation will have no contractual rights as to the governance of Solutions or the election of Solutions directors, or any other similar means of exercising control over Solutions.

In the absence of board representation or such governance rights, News Corporation’s expected 18% ownership stake will be insufficient to control the actions of the board of directors or management of Solutions. Furthermore, as described in “The News Corporation Voting and Support & Registration Rights Agreement (the “Voting Agreement”) at page 106 of the Second Registration Statement Amendment and the Amendment to Schedule 13D filed by News Corporation with respect to Gemstar on December 10, 2007, Macrovision and News Corporation have agreed that Macrovision will, following successful completion of the Mergers, work with News Corporation to register with the Commission and dispose of its shares of Solutions stock received in the Gemstar Merger in an expeditious manner.

Given these facts surrounding the nature of News Corporation’s relationship with Solutions, we respectfully submit that Solutions (and its affiliates) are not now, and following the Gemstar Merger will not be, under the control of News Corporation and, therefore, are not “affiliates” of News Corporation or, therefore, Gemstar, within the meaning of the Rule.

As a result of the foregoing analysis, the Gemstar Merger is a merger of an issuer (Gemstar) involving solely non-affiliates (Macrovision, Solutions, and Galaxy Merger Sub, Inc.) and, we therefore respectfully submit, is not a “Rule 13e-3 transaction” or “going private” transaction to which the Rule would apply.

Cover page

2.	We note your response to prior comment 6 and in particular your revisions to the cover page. Please make further revisions to page 3 and throughout the prospectus to clarify that in all cases the proration method requires that the cash consideration of $1.55 billion will be exhausted in this transaction and that no fewer or greater number of shares will be exchanged for cash. Please also explain why your disclosure refers to “approximately” $1.55 billion. If the only amounts that will impact the cash portion of the merger consideration are outstanding options and restricted stock units and appraisal rights, which are disclosed, why is the modifier “approximately” necessary?

In response to the Staff’s comment, the Company has revised the Second Registration Statement Amendment to remove all references to “approximately $1.55 billion” and replaced such references with the exact amount. Further, the Company has clarified in each instance that in all cases the proration method requires that the cash consideration will be exhausted in the transaction and that no fewer or greater number of shares will be exchanged for cash. The Company specifically calls the Staff’s attention to the revised disclosure on the cover page, page iv, and pages 3, 15, and 27.

3.	We note that you are registering “all shares issued in the mergers.” Please revise the prospectus cover page to disclose the specific number of shares that you are registering. If the exact number of shares to be registered is uncertain, please include a placeholder for this information.

In response to the Staff’s comment, the Company has revised the prospectus cover page to disclose the number of shares to be registered currently subject to the registration statement. The Company respectfully notes that the number of shares to be issued in the mergers can vary based on a variety of matters that will be unknown at the time of effectiveness of the S-4 and mailing of the proxy materials. These variable matters include any demands for appraisal of shares, which will occur only after mailing of proxy materials and which affects the amount of cash payable to non-dissenting stockholders and which therefore has a corresponding effect on the amount of stock to be issued, and the number and type of securities of Gemstar issued and outstanding at the effective time of the merger, which will not be known with certainty until immediately prior to the effective time of the merger. With that said, if the above variables change the actual number of shares to be issued, we will file an appropriate amendment to reflect such change.

Daniel Morris March 24, 2008 Page 5

Our Boards of Directors Unanimously Approved …page 4

4.	We note your new disclosure in the final paragraph on page 4. Please state the basis for the conclusion by the board of Macrovision that the combined company “should have increased earnings ad cash flows,” and explain what is meant by “increased.” Does the board expect these amounts to be more than merely the sum of the current companies’ combined earnings cash flows and if so, why?

In response to the Staff’s comment, the disclosure on page 5 has been revised to clarify: (1) that “increased” is intended to mean “greater”, and (2) that the basis for the conclusion the combined company “should have greater earnings and cash flows” is the company’s expected cost synergy goals of over $50 million. The Company currently expects that these cost synergies will result in a combined enterprise that generates higher earnings and cash flows due to a reduced cost structure, and thus more than merely the sum of the current companies’ combined earnings and cash flows.

5.	Explain what is meant by “full auction” in the first paragraph on page 5.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 5.

Because the exchange ratios are fixed… page 15

6.	We note your response to our prior comment number 22. In light of current market conditions, please revise your disclosure here, in the final paragraph on page 7 and in the fifth paragraph on page 29 to discuss the options available to a party under the merger agreement in the event of a substantial deterioration in general market conditions, as described on page 95. Please also explain whether the total termination fee cap described on page 7 applies in the case of any termination or only the ones contemplated on page 7.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 7, 15 and 17.

Daniel Morris March 24, 2008 Page 6

Information Regarding Forward-Looking Statements, page 19

7.	Please remove references to the Private Securities Litigation Reform Act as it does not apply to initial public offerings such as this.

In response to the Staff’s comment, the Company has revised page 19 to remove the reference to the Private Securities Litigation Reform Act.

Gemstar-TV Guide International, page 21

8.	We note your response to prior comment 26. Specifically, please describe what you mean by “properties” when referring to the “the television, publishing and new media” business of Gemstar.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 1 and 21.

Background of the mergers, page 28

9.	We note that Gemstar made a presentation to interested parties, as disclosed on page 29 and that Mr. Amoroso met with Gemstar management to discuss strategic vision, as discussed on page 33. Please provide us with copies of any materials prepared by the presenter for these meetings, if the board of the party to whom the presentation was given relied upon the materials in making its decision to approve the proposed merger.

In response to the Staff’s comment, the Company respectfully advises the Staff that the presentation materials prepared by Gemstar and presented to Macrovision’s senior management as referenced on page 29 were not relied upon by the Macrovision board in making its decision to approve the proposed merger. Notwithstanding the above, the presentation is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, we request that the materials submitted be returned promptly following completion of the Staff’s review thereof. By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

In further response to the Staff’s comment, the Company respectfully advises the Staff that the presentation materials presented by Mr. Amoroso and presented to Gemstar’s senior management as referenced on page 33 were not relied upon by the Gemstar board in making its decision to approve the proposed merger. Notwithstanding the above, the presentation is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, we request that the materials submitted be returned promptly following completion of the Staff’s review thereof. By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

10.

We note your response to prior comment 29. However, in many instances, you continue to use general terms, such as “senior management”, “management”, “legal department” and “advisors”, rather than identifying the persons involved in each contact or negotiation. This lack of specificity is particularly

Daniel Morris March 24, 2008 Page 7

pronounced in your description of several of the background events from Spring 2007 through October 2007. Please revise to identify the key individuals involved in the events described.

In response to the Staff’s comment, we have revised the applicable disclosure on page 28-33 to further identify key persons involved in meetings and discussions, particularly between Spring 2007 and October 2007.

11.	While we note your response to prior comment 30, it does not appear that you have revised your disclosure to discuss the instructions provided by the board to your representatives. Please revise to describe the board’s instructions so that investors may assess whether the board’s objectives in the various negotiations were accomplished.

In response to the Staff’s comment, we have revised the applicable disclosure on page 28-34 to clarify the delegation of authority by Gemstar’s Board and Macrovision’s Board to Gemstar’s and Macrovision’s respective management and advisors, to add detail on specific instructions delivered to Gemstar’s and Macrovision’s respective management and advisors, and to clarify the fact that Macrovision’s and Gemstar’s Boards were kept apprised of management’s activities. The Company respectfully advises the Staff that no more specific instructions were given by either Macrovision’s Board or Gemstar’s Board.

12.	We note your response to prior comment 32. Your disclosure is ambiguous as to whether Macrovision was exploring strategic alternatives prior to its contact with UBS on or after July 9, 2007. Please include a clear statement in this regard.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 to address Macrovision’s exploration of strategic alternatives.

13.	It is also unclear whether Macrovision began its due diligence review of Gemstar prior to the board meeting on July 26, 2007. Please revise to clarify. In addition, please expand your description of the July 26 meeting to discuss in greater detail the substance of the information, including initial due diligence results related to Gemstar, if any, which was presented to the board at that meeting.

In response to the Staff’s comment, the Company has revised the disclosures relating to Macrovision’s initial due diligence review (fourth full paragraph on page 29) and has revised the disclosure relating to the Macrovision board meeting held on July 26 (top of page 30).

14.	While we note your response to prior comment 34, we re-issue the comment. Please describe the “internal evaluation” which resulted in the decision to make an initial offer to Gemstar of $6.00 to $6.25 per share.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 30.

15.	In response to our prior comment 31, it appears that you have deleted the term “conditionality” and added disclosure in the spillover paragraph at the top of page 31. However, the term appears in several other places in this section. Please revise your discussion to better reflect the progress of your negotiations. That is, in each instance, revise to specifically discuss the proposed conditions; how the proposed conditions differ from conditions which were proposed during prior rounds of negotiations; and, to the extent applicable, the basis for the board’s continued objections to the proposed conditions.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 31-33.

16.

Refer to the third full paragraph on page 31. Revise here and each other place where you refer to strategic alternatives considered by either company’s board to more specifically identify each alternative

Daniel Morris March 24, 2008 Page 8

considered and specifically discuss the reasons for its rejection. A vague reference to “strategic issues” is not sufficient.

With respect to the Staff’s comment, the Company has revised the applicable disclosures on pages 28-30 and 32.

17.	We note your response to our prior comment number 37; however, we continue to believe that more disclosure about the negotiation of News Corporation’s voting agreement and influence on the process is key to an understanding of the development of the merger. For example, you suggest in the fifth paragraph on page 28 that it was News Corporation’s indication that it might sell its interest in Gemstar that gave rise to Gemstar’s initial consideration of “strategic initiatives” that eventually lead to the merger agreement. Why did Gemstar care that News Corporation might seek to divest its Gemstar interest? How was the voting agreement instrumental, if at all, to completion of the negotiations? Even if News Corporation “did not engage in any negotiations or discussion with Macrovision except with respect to the Voting Agreement,” as you state, it appears that it nevertheless may have influenced the process. Please discuss the development of the voting agreement in your disclosure, including the first discussion of its importance to the transaction as well as key points in its development.

With respect to the Staff’s comment, we have revised the disclosure on page 28 to address the connection between News Corporation’s initial indication that it might sell its interest and Gemstar’s decision to explore strategic alternatives. The Company respectfully submits that following this initial indication, News Corporation, other than to the extent that employees of News Corporation serve as directors of Gemstar, had no involvement in, and did not attempt to influence, the strategic review or the negotiation of the merger agreement. The Company has, in response to the Staff’s comment, revised the applicable disclosure on page 31 to clarify News Corporation’s role in the drafting of the voting agreement and revised the disclosure on pages 31 and 33 to clarify the role of the voting agreement in the overall transaction. Following Gemstar’s initial role in drafting an initial form of voting and support agreement, Gemstar did not participate in the negotiation of the voting agreement.

Combination of complimentary solutions, page 35

18.	Please disclose whether you anticipate any compatibility issues which may prohibit or restrict your ability to link Macrovision offerings with Gemstar offerings via the connected platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 to address the Company’s anticipated plans with respect to compatibility.

Expanded blue chip customer base, page 36

19.	While we note your response to prior comment 39, we continue to believe that your disclosure should provide a statement of the companies’ significance to Gemstar or Macrovision. For example, if a company named represents only a nominal portion of one company’s revenues, it may not be appropriate to name the company, even if it is an easily recognized name.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 to remove reference to “blue chip”, and removed references to specific customers in the various categories referenced. The Company respectfully submits that specific customer names are not material to an investor’s understanding of the Company’s perceived business opportunity, and the names have been removed on that basis.

20.	We note the second bullet. Please explain what is meant by the term “system operators.”

In response to the Staff’s comment, the Company has revised the disclosure on page 38 to remove the term “system operators” and replaced it with “operators of cable and satellite programming distribution systems”.

Daniel Morris March 24, 2008 Page 9

Other factors considered by the Macrovision board, page 37

21.	We note your response to prior comment 40. Although we acknowledge that the factors listed may have been part of a “larger analysis or had multiple competing effects”, it is still necessary to disclose the significance of the factors listed. Specifically, please revise the bullets in this section to discuss how each point supports or does not support a finding of fairness. You may also wish to consider adding language in this section which expresses, if true, that no single factor or set of factors was dispositive.

In response to the Staff’s comment, the Company has further revised certain of the bullets in this section to discuss how each of the points revised supported a finding of fairness. The Company respectfully submits that it does not believe such revisions to be appropriate for all such bullet points, as several of the bullet points do not pertain to the fairness of the transaction but rather to factors that support or undercut the overall strategic merit of moving forward or not moving forward with the transaction. The Company has clarified its disclosure with respect to such bullet points accordingly. The Company notes, however, that its Board did not make specific findings with respect to fairness as to individual factors listed, and disclosure has been added that no single factor or set of factors was viewed as dispositive.

Opinions of Macrovision’s Financial Advisors, page 43

22.	Revise significantly for clarity. While we understand that the opinions are based upon complex financial analyses, this registration statement is meant to be read by average investors not in the financial services industry. As such, phrases like “sensitizing for unlevered beta and the ratio of net debt to equity” should be rewritten to clearly convey the concept in lay terms.

In response to the Staff’s comment, the Company has revised each section disclosing the respective financial advisors’ opinions to convey the underlying concepts in lay terms.

Public Trading Multiples, page 45

Selected Transaction Analysis, page 46

23.	For each financial advisor, please revise your disclosure to include the supplemental information contained in your responses to our prior comments 48 and 50.

In response to the Staff’s comment, the Company has revised each section disclosing the respective financial advisors’ opinions to include the information previously provided supplementally to the Staff. The Company specifically draws the Staff’s attention to pages 48, 49, 54, 55, 56, 57, 58, 67, 68, 70, 71, 72, and 73.

24.	For each financial advisor, please state that the structure of the selected comparable transactions may not be similar to the present transaction because the transactions selected were not chosen on the basis of any structural similarities.

In response to the Staff’s comment, the Company has revised each section disclosing the respective financial advisors’ opinions to include the statement as requested. The Company specifically draws the Staff’s attention to pages 48, 55, 57, 58, 67 and 71.

Daniel Morris March 24, 2008 Page 10

25.	We note page 18 of your board book prepared by JPMorgan. The book indicates that Gemstar-News Corp. was among your selected transactions. Please revise this section to disclose.

In response to the Staff’s comment, the Company has revised the disclosure on page 48.

Discounted Cash Flow Analysis, page 46

26.	Explain why JPMorgan chose discount rates from 11% to 13% when the WACC analysis yielded rates ranging from 10.7% to 13.1%.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 49.

Precedent Merger and Acquisition Analysis, page 52

27.	We note page 48 of the board book prepared by Houlihan Lokey. The book refers to several comparable transactions which were not disclosed in the prospectus. Please revise to disclose.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 to include the comparable transactions referenced in the board presentation.

Certain Gemstar Projections, page 60

28.	We note that you have provided projections through the fiscal year ended December 31, 2011. It appears that you applied the same discount consistently to your projections for the fiscal years presented. As such, it would not appear that quantifying the discount applied by Macrovision to Gemstar would provide competitors with information regarding strategic focus and priority, or internal assessments of merit that is not already provided by your disclosure. Please disclose the discount or tell us why you believe stockholders are able to make an informed decision without this information related to the adjustment of the Gemstar projections.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 to quantify the discounts applied.

Opinions of Gemstar’s Financial Advisor, page 61

29.	We note your response to prior comment 55. However, we are unable to locate the disclosure on pages 64 and 66 that you reference in your response. Please revise to explain why UBS deemed the excluded analyses to be “not meaningful”, as stated in your response letter.

In response to the Staff’s comment, the Company has revised the disclosure on page 73.

Selected Transaction Analysis, page 67

30.	We note that page 28 of the board book provided by UBS includes an analysis of the premiums paid in certain selected acquisitions of technology companies. Please revise the prospectus to disclose the selected companies.

The Company respectfully informs the Staff that the information set forth on page 28 was not part of UBS’s fairness analysis and was not material to the fairness opinion rendered by UBS. Such information was included in an Appendix to the UBS board book as additional information. Accordingly, the Company and UBS do not believe that disclosure of such information is necessary.

Daniel Morris March 24, 2008 Page 11

Board of Directors and Management after the Mergers

31.	Please disclose when you expect the board nominees to be identified and file consents of those individuals once identified.

In response to the Staff’s comment, both parties are working to finalize the composition of the Solutions board. However, the timing for final decision on such composition is not yet known with certainty, and the Company expects to supplement its public disclosures during the pendency of the proxy solicitation period to disclose the identities of such persons and their respective biographical information when they are decided upon. Disclosure has been added to this effect on page 77.

Appendices C, D and E: Opinions of JP Morgan, Houlihan Lokey and UBS

32.	We note your response to prior comment 64. Please have Houlihan Lokey supply a version of its consent which omits the second paragraph, as it expressly limits reliance by investors.

In response to the Staff’s comment, Houlihan Lokey has revised its consent.

Exhibit 8.1

33.	We have reviewed Exhibit 8.1. If your counsel wishes to use a short form tax opinion, the opinion of counsel as to the material federal income tax consequences of the transaction must be clearly stated in the tax section of the prospectus and the opinion exhibit must confirm that the section of the prospectus constitutes counsel’s opinion. Please supply a revised opinion and revise the tax section accordingly.

In response to the Staff’s comment, Heller Ehrman has revised its form of tax opinion, an executed copy of which will be filed prior to the effectiveness of this registration statement, and the Company has revised the disclosure on page 83.

34.	Revise to clarify that counsel has relied upon statements and certificates of others as to matters of fact only.

In response to the Staff’s comment, Heller Ehrman has revised its form of tax opinion, an executed copy of which will be filed prior to the effectiveness of this registration statement, to clarify that counsel has relied upon statements and certificates of others as to matters of fact only.

Exhibit 8.2

35.	We have reviewed Exhibit 8.2. If your counsel wishes to use a short form tax opinion, the opinion of counsel as to the material federal income tax consequences of the transaction must be clearly stated in the tax section of the prospectus and the opinion exhibit must confirm that the section of the prospectus constitutes counsel’s opinion. Please supply a revised opinion and revise the tax section accordingly.

In response to the Staff’s comment, Wachtell Lipton has revised its form of tax opinion, an executed copy of which will be filed prior to the effectiveness of this registration statement, and the Company has revised the disclosure on page 83.

Macrovision Schedule 14A dated March 23, 2007

36.	We note your response to prior comment 75. Please confirm that you will comply with this comment in all future filings.

In response to the Staff’s comment, Macrovision confirms that it will comply with this comment in all future filings.

Daniel Morris March 24, 2008 Page 12

37.	While we note your response to prior comment 76, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 76 for additional guidance, as appropriate.

In response to the Staff’s comment, in the Macrovision 10-K/A for the fiscal year ended December 31, 2007 (the “Macrovision Form 10-K”), actual bonus amounts awarded to participants under the 2007 Senior Executive Company Incentive Plan and the 2007 Business Unit Management Incentive Plan were disclosed. As disclosed in the Macrovision 8-K filed on February 29, 2008 (the “February 8-K”), bonuses pursuant to the 2008 Senior Executive Company Incentive Plan (the “Bonus Plan”) are based on two criteria: an individual component and a company economic performance component. As further disclosed in the February 8-K, bonuses under the Bonus Plan are weighted by company and individual performance components, with a greater incentive percentage weighted toward company performance the higher the position in the company. For the Chief Executive Officer, awards under the Bonus Plan will be based 100% upon the Company’s performance. Below we are providing a detailed description of the Bonus Plan which we believe will illustrate for the Staff that disclosure of the Company’s worldwide revenue target and worldwide operating profit target will cause competitive harm for Macrovision and is not material to its stockholders’ understanding of the bonus payout information under the Bonus Plan.

Disclosure of Corporation Performance Targets Not Material to Understanding of Bonus Plan

Given the matrix structure of the Bonus Plan, disclosure of the budgeted Company performance targets is not material to stockholders’ understanding of the Bonus Plan. The Bonus Plan is designed to include a matrix of performance points at which the targeted payout for any particular named executive officer could be paid. Identifying only one value of a range of possible values that could lead to the actual payout under the Bonus Plan provides little information about the difficulty of achieving that payout when a large number of values could achieve the same payout level.

As described in the Bonus Plan which was filed with the February 8-K, the company performance component of the Bonus Plan is measured based upon the Company achieving a worldwide revenue target and a worldwide operating profit target (each a “Corporation Performance Target”). As noted above, bonuses under the Bonus Plan are weighted by company and individual performance components, with a greater incentive percentage weighted toward company performance the higher the position in the company. For the performance review, a named executive officer is evaluated based on certain core performance competencies, which includes subjective criteria such as communication, problem solving, initiative, operational efficiency, business acumen, strategic ability and team management. The bonus goals are tailored toward the specific responsibilities of a named executive officer and, as a result, each named executive officer’s goals are unique. Because the Bonus Plan is structured so that company-wide performance factors and individual performance all play a role in determining bonus payout, a multitude of possible values could lead to the actual bonus payout disclosed in the Macrovision Form 10-K for a particular named executive officer. Identifying only one set of these targets would do little to aid in stockholders’ understanding of the Bonus Plan.

Daniel Morris March 24, 2008 Page 13

The rules relating to the disclosure in the Compensation Discussion & Analysis (“CD&A”) clearly call for disclosure of only the “material” elements and policies underlying a company’s compensation program. The preamble to Item 402(b) of Regulation S-K states “The discussion shall explain all material elements of the registrant’s compensation of the named executive officers.” [emphasis added] See also the preamble to Item 402(b)(2) of Regulation S-K which states “While the material information to be disclosed under the [CD&A] will vary depending upon the facts and circumstances....” [emphasis added] Further, Instructions 1 and 3 to Item 402(b) of Regulation S-K both provide that the CD&A should focus on the material information and principles necessary to an understanding of a company’s compensation policies and decisions regarding the compensation paid to the named executive officers during the prior fiscal year.

Mindful of the requirement to focus only on the material information necessary to an understanding of Macrovision’s compensation decisions, and because identifying only one set out of a possible range of performance targets that could have yielded the same bonus payout would do little to aid in stockholders’ understanding of the Bonus Plan, we do not believe that it is appropriate to disclose the budgeted Corporation Performance Targets. We believe that what is material to stockholders is (i) the description of the structure of the Bonus Plan, (ii) the actual bonus payout for the year, (iii) the description of any discretion used to make grants out of the additional bonus pool and (iv) the historical analysis of performance results, each of which we have publicly disclosed. Identifying a single payout point in the Bonus Plan’s formulaic payout matrix is not material information to stockholders, and more importantly, would be competitively harmful to Macrovision if disclosed.

Competitive Harm From Disclosure of Corporation Performance Targets

The economic component for each named executive officer is evaluated based on the percentage by which actual worldwide revenue and worldwide operating profit meet or exceed the applicable budgeted targets for that component. While actual revenue and operating profit for the year is disclosed by Macrovision, the budgeted revenue and operating profit numbers for the Bonus Plan year represent competitively sensitive non-public information. For the reasons described herein, we believe that providing disclosure of the budgeted performance targets could result in competitive harm to Macrovision.

Macrovision faces competition from a wide range of other companies in each of the industries in which participates The knowledge and use of Macrovision internal targets could, among other results, require price reductions for Macrovision’s products and services, require increased spending on marketing and product development, limit Macrovision’s ability to develop new products and services, limit Macrovision’s ability to expand its customer base or even result in attrition in its customer base. The primary competitive harm to Macrovision that could result from disclosure of the budgeted revenue and operating profit targets for a given year under the Bonus Plan is that competitors and customers could use the information on budgeted targets for company-wide performance to infer future price initiatives and business strategy.

A competitor of Macrovision would also gain enough knowledge about its business to use the reported versus anticipated results as a way to evaluate whether the company is vulnerable to pricing challenges. For example, if a competitor knows that the company has not met anticipated results, the competitor could lure customers away from Macrovision by offering more favorable pricing terms knowing that Macrovision likely cannot offer equal or better terms because of the risk of not meeting budgeted targets. Accordingly, disclosure of budgeted worldwide revenue and worldwide operating profit targets would harm Macrovision’s future business strategy and harm its ability to compete with its many competitors that have greater financial and human resources.

Daniel Morris March 24, 2008 Page 14

One final reason why the disclosure of budgeted Corporation Performance Factors in the Macrovision Form 10-K would cause competitive harm to the company is the risk that the budgeted worldwide revenue and operating profit targets will be mischaracterized by competitors, customers and members of the investment community as future guidance or financial forecasts. Macrovision is concerned that competitors, customers and members of the investment community will mischaracterize budgeted revenue and operating profit targets as earnings guidance and consider the comparison of budgeted revenue and operating profit targets versus actual revenue and operating profit results as a means of determining the future financial expectations of the company and its assets. Any resulting stock price volatility due to the mischaracterization of this information will be harmful to Macrovision and its stockholders. It is because of the inherent uncertainty when establishing performance targets and because of the potential competitive harm that the disclosure of budgeted performance targets would have on Macrovision’s future business strategy that Macrovision does not otherwise disclose the budgeted Corporation Performance Targets.

We believe that Macrovision’s stockholders understand the sensitive nature of these budgeted Corporation Performance Targets, and the internal strategy implicated by these budgeted numbers. We further believe that stockholders would agree that the interests of Macrovision are far better served by keeping these budgeted targets under the Bonus Plan confidential.

We appreciate the Staff’s prompt attention to this matter. Any comments or questions with respect to content of this letter herein should be directed to the undersigned’s attention by phone at (650) 233-8539 or by fax at (650) 324-0638. Thank you in advance for your help.

Sincerely,

/s/ Jon E. Gavenman
Jon E. Gavenman